SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOMINION RESOURCES, INC.

(Name of Subject Company (Issuer))

DOMINION RESOURCES, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Without Par Value

(Title of Class of Securities)

25746U 10 9

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James F. Stutts	Jane Whitt Sellers
Mark O. Webb	McGuireWoods LLP
Dominion Resources, Inc.	One James Center
120 Tredegar Street	Richmond, Virginia 23219-4030
Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,060,000,000	$155,342

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 55,000,000 shares of common stock at the maximum tender offer price of $92.00 per share.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Dominion Resources, Inc., a Virginia corporation (the “Company”), to purchase up to 55,000,000 shares of its common stock, without par value, at a price not greater than $92.00 nor less than $82.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Dominion Resources, Inc., a Virginia corporation, and the address of its principal executive office is 120 Tredegar Street, Richmond, Virginia 23219. The telephone number of its principal executive office is (804) 819-2000.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 15 (“Material United States Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information in the “Introduction” to the Offer to Purchase and in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

In accordance with the instructions to Item 10 of Schedule TO, financial statements are not required to be provided under this item because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition; and (3) the Company is a public reporting company under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Certain Financial Information”), Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic and current reports made by the Company.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated July 10, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(F)*	Summary Advertisement dated July 10, 2007

(a)(1)(G)*	Letter to Dominion Savings Plans Participants

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)(A)*	CEO Letter to Dominion Savings Plans Participants

(a)(5)(B)*	CEO Letter to Shareholders

(a)(5)(C)*	Press Release dated July 10, 2007, announcing commencement of the Tender Offer.

(b)	Not Applicable

(d)(1)	Dominion Resources, Inc. Executive Supplemental Retirement Plan, as amended and restated effective December 17, 2004 (Exhibit 10.5, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(2)	Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(3)	Dominion Resources, Inc. 2005 Incentive Compensation Plan (Exhibit 10, Form 8-K filed March 3, 2005, File No. 1-8489, incorporated by reference).

(d)(4)	Form of Employment Continuity Agreement for certain officers of Dominion, amended and restated July 15, 2003 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2003, File No. 1-8489, incorporated by reference), as amended March 31, 2006 (Form 8-K filed April 4, 2006, File No.
1-8489, incorporated by reference).

(d)(5)	Dominion Resources, Inc. Retirement Benefit Funding Plan, effective June 29, 1990 as amended and restated September 1, 1996 (Exhibit 10(iii), Form 10-Q for the quarter ended June 30, 1997, File No.
1-8489, incorporated by reference).

(d)(6)	Dominion Resources, Inc. Retirement Benefit Restoration Plan, as amended and restated effective December 17, 2004 (Exhibit 10.6, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(7)	Dominion Resources, Inc. Executives’ Deferred Compensation Plan, amended and restated effective December 17, 2004 (Exhibit 10.7, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(8)	Dominion Resources, Inc. New Executive Supplemental Retirement Plan, effective January 1, 2005 (Exhibit 10.8, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), amended January 19, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2005,

File No. 1-8489, incorporated by reference), as amended December 1, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference) and further amended January 1, 2007 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(9)	Dominion Resources, Inc. New Retirement Benefit Restoration Plan, effective January 1, 2005 (Exhibit 10.9, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), as amended January 1, 2007 (Exhibit 10.18, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(10)	Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, amended as of February 27, 2004 (Exhibit 10.15, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.1, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(11)	Dominion Resources, Inc. Directors Stock Compensation Plan, as amended February 27, 2004 (Exhibit 10.16, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.2, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(12)	Dominion Resources, Inc. Directors’ Deferred Cash Compensation Plan, as amended and in effect September 20, 2002 (Exhibit 10.4, Form 10-Q for the quarter ended September 30, 2002, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.3, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(13)	Dominion Resources, Inc. Non-Employee Directors’ Compensation Plan, effective January 1, 2005 (Exhibit 10.4, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(14)	Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(15)	Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, amended and restated December 16, 2005 (Exhibit 10.2, Form 8-K filed December 12, 2005, File No. 1-8489, incorporated by reference).

(d)(16)	Dominion Resources, Inc. Security Option Plan, effective January 1, 2003, amended December 31, 2004 and restated effective January 1, 2005 (Exhibit 10.13, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(17)	Letter agreement between Dominion and Thomas F. Farrell, II, dated February 27, 2003 (Exhibit 10.24, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference), as amended December 16, 2005 (Exhibit 10.1, Form 8-K filed December 16, 2005, File No. 1-8489, incorporated by reference).

(d)(18)	Letter agreement between Dominion and Thomas N. Chewning, dated February 28, 2003 (Exhibit 10.25, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(19)	Offer of employment dated March 16, 2001 between Dominion and Duane C. Radtke (Exhibit 10.26, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(20)	Supplemental retirement agreement, dated October 15, 2004 between Dominion and Duane C. Radtke (Exhibit 10, Form 8-K filed October 19, 2004, File No. 1-8489, incorporated by reference).

(d)(21)	Supplemental letter agreement, dated January 26, 2007 between Dominion and Duane C. Radtke (Exhibit 10.1, Form 8-K filed January 31, 2007, File No. 1-8489, incorporated by reference).

(d)(22)	Employment agreement dated February 13, 2007 between Dominion Resources Services, Inc. and Mark F. McGettrick (Exhibit 10.34, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(23)	Supplemental retirement agreement dated April 22, 2005 between Dominion and Mark F. McGettrick (Exhibit 10.36, Form 10-K for the fiscal year ended December 31, 2005, File No. 1-8489, incorporated by reference).

(d)(24)	Offer of employment dated August 21, 2000 between Dominion Energy, Inc. and Jay L. Johnson (Exhibit 10.36, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(25)	Supplemental letter agreement dated April 22, 2005 between Dominion Resources, Inc. and Jay L. Johnson (Exhibit 10.37, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(26)	Form of Restricted Stock Grant under 2006 Long-Term Compensation Program approved March 31, 2006 (Exhibit 10.1, Form 8-K filed April 4, 2006, File No. 1-8489, incorporated by reference).

(d)(27)	Form of Performance Grant under 2006 Long-Term Compensation Program approved March 31, 2006 (Exhibit 10.2, Form 8-K filed April 4, 2006, File No. 1-8489, incorporated by reference).

(d)(28)	Base salaries for named executive officers (Exhibit 10.40, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(29)	2007 Long-Term Compensation Program - Form of Restricted Stock Grant (Exhibit 10.1, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(30)	2007 Long-Term Compensation Program - Form of Performance Grant (Exhibit 10.2, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(31)	2007 Long-Term Compensation Program (E&P) - Form of Restricted Stock Grant (Exhibit 10.3, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(32)	2007 Long-Term Compensation Program (E&P) - Form of Performance Grant (Exhibit 10.4, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(33)	Non-Employee Directors’ Annual Compensation effective April 27, 2007 (Exhibit 10.6, Form 10-Q for the quarter ended March 31, 2007, File No. 1-8489, incorporated by reference).

(g)	Not Applicable

(h)	Not Applicable

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2007	DOMINION RESOURCES, INC.

	By:	/S/ G. SCOTT HETZER
Name: G. Scott Hetzer
Title: Senior Vice President and Treasurer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated July 10, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(F)*	Summary Advertisement dated July 10, 2007

(a)(1)(G)*	Letter to Dominion Savings Plans Participants

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)(A)*	CEO Letter to Dominion Savings Plans Participants

(a)(5)(B)*	CEO Letter to Shareholders

(a)(5)(C)*	Press Release dated July 10, 2007, announcing commencement of the Tender Offer.

(b)	Not Applicable

(d)(1)	Dominion Resources, Inc. Executive Supplemental Retirement Plan, as amended and restated effective December 17, 2004 (Exhibit 10.5, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(2)	Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(3)	Dominion Resources, Inc. 2005 Incentive Compensation Plan (Exhibit 10, Form 8-K filed March 3, 2005, File No. 1-8489, incorporated by reference).

(d)(4)	Form of Employment Continuity Agreement for certain officers of Dominion, amended and restated July 15, 2003 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2003, File No. 1-8489, incorporated by reference), as amended March 31, 2006 (Form 8-K filed April 4, 2006, File No.
1-8489, incorporated by reference).

(d)(5)	Dominion Resources, Inc. Retirement Benefit Funding Plan, effective June 29, 1990 as amended and restated September 1, 1996 (Exhibit 10(iii), Form 10-Q for the quarter ended June 30, 1997, File No.
1-8489, incorporated by reference).

(d)(6)	Dominion Resources, Inc. Retirement Benefit Restoration Plan, as amended and restated effective December 17, 2004 (Exhibit 10.6, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(7)	Dominion Resources, Inc. Executives’ Deferred Compensation Plan, amended and restated effective December 17, 2004 (Exhibit 10.7, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(8)	Dominion Resources, Inc. New Executive Supplemental Retirement Plan, effective January 1, 2005 (Exhibit 10.8, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), amended January 19, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2005,

File No. 1-8489, incorporated by reference), as amended December 1, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference) and further amended January 1, 2007 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(9)	Dominion Resources, Inc. New Retirement Benefit Restoration Plan, effective January 1, 2005 (Exhibit 10.9, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), as amended January 1, 2007 (Exhibit 10.18, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(10)	Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, amended as of February 27, 2004 (Exhibit 10.15, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.1, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(11)	Dominion Resources, Inc. Directors Stock Compensation Plan, as amended February 27, 2004 (Exhibit 10.16, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.2, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(12)	Dominion Resources, Inc. Directors’ Deferred Cash Compensation Plan, as amended and in effect September 20, 2002 (Exhibit 10.4, Form 10-Q for the quarter ended September 30, 2002, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.3, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(13)	Dominion Resources, Inc. Non-Employee Directors’ Compensation Plan, effective January 1, 2005 (Exhibit 10.4, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(14)	Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(15)	Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, amended and restated December 16, 2005 (Exhibit 10.2, Form 8-K filed December 12, 2005, File No. 1-8489, incorporated by reference).

(d)(16)	Dominion Resources, Inc. Security Option Plan, effective January 1, 2003, amended December 31, 2004 and restated effective January 1, 2005 (Exhibit 10.13, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(17)	Letter agreement between Dominion and Thomas F. Farrell, II, dated February 27, 2003 (Exhibit 10.24, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference), as amended December 16, 2005 (Exhibit 10.1, Form 8-K filed December 16, 2005, File No. 1-8489, incorporated by reference).

(d)(18)	Letter agreement between Dominion and Thomas N. Chewning, dated February 28, 2003 (Exhibit 10.25, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(19)	Offer of employment dated March 16, 2001 between Dominion and Duane C. Radtke (Exhibit 10.26, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(20)	Supplemental retirement agreement, dated October 15, 2004 between Dominion and Duane C. Radtke (Exhibit 10, Form 8-K filed October 19, 2004, File No. 1-8489, incorporated by reference).

(d)(21)	Supplemental letter agreement, dated January 26, 2007 between Dominion and Duane C. Radtke (Exhibit 10.1, Form 8-K filed January 31, 2007, File No. 1-8489, incorporated by reference).

(d)(22)	Employment agreement dated February 13, 2007 between Dominion Resources Services, Inc. and Mark F. McGettrick (Exhibit 10.34, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(23)	Supplemental retirement agreement dated April 22, 2005 between Dominion and Mark F. McGettrick (Exhibit 10.36, Form 10-K for the fiscal year ended December 31, 2005, File No. 1-8489, incorporated by reference).

(d)(24)	Offer of employment dated August 21, 2000 between Dominion Energy, Inc. and Jay L. Johnson (Exhibit 10.36, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(25)	Supplemental letter agreement dated April 22, 2005 between Dominion Resources, Inc. and Jay L. Johnson (Exhibit 10.37, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(26)	Form of Restricted Stock Grant under 2006 Long-Term Compensation Program approved March 31, 2006 (Exhibit 10.1, Form 8-K filed April 4, 2006, File No. 1-8489, incorporated by reference).

(d)(27)	Form of Performance Grant under 2006 Long-Term Compensation Program approved March 31, 2006 (Exhibit 10.2, Form 8-K filed April 4, 2006, File No. 1-8489, incorporated by reference).

(d)(28)	Base salaries for named executive officers (Exhibit 10.40, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(29)	2007 Long-Term Compensation Program - Form of Restricted Stock Grant (Exhibit 10.1, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(30)	2007 Long-Term Compensation Program - Form of Performance Grant (Exhibit 10.2, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(31)	2007 Long-Term Compensation Program (E&P) - Form of Restricted Stock Grant (Exhibit 10.3, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(32)	2007 Long-Term Compensation Program (E&P) - Form of Performance Grant (Exhibit 10.4, Form 8-K filed April 5, 2007, File No. 1-8489, incorporated by reference).

(d)(33)	Non-Employee Directors’ Annual Compensation effective April 27, 2007 (Exhibit 10.6, Form 10-Q for the quarter ended March 31, 2007, File No. 1-8489, incorporated by reference).

(g)	Not Applicable

(h)	Not Applicable

*	Filed herewith